REX Stores Corporation
2875 Needmore Road
Dayton, Ohio 45414
(937) 276-3931

March 19, 2008

Mr. Scott Anderegg

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:

REX Stores Corporation
Form 10-K for Fiscal Year Ended January 31, 2007,
Definitive Proxy Statement on Schedule 14A filed April 26, 2007
Form 10-Q for Fiscal Quarter Ended April 30, 2007
File No. 001-09097

Dear Mr. Anderegg:

The following letter sets forth below the responses of REX Stores Corporation (the “Company”) to the comments of the Staff of the Division of Corporation Finance in its letter to the Company dated March 12, 2008, with respect to the above referenced filings. In responding to the Staff’s comments, we have utilized the headings and numbering system in the Staff’s letter. This letter has been filed with the Commission as correspondence through EDGAR. We will include the content of our responses in all appropriate future filings, beginning with the Form 10-K for the year ended January 31, 2008. The Staff’s comments, indicated in bold, are followed by the Company’s responses. Modifications to disclosures in the Company’s response letter of February 21, 2008 of the review letter of the January 31, 2007 Form 10-K are underlined.

Form 10-K for the Fiscal Year Ended January 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations page 27

1.We note your response to comment 1 in our letter dated January 31, 2007. We further note your disclosure that “During fiscal year 2007, we anticipate additional retail store closings as we seek to close unprofitable or marginally profitable retail stores, although we have not established a targeted number of stores. We do not anticipate opening additional retail stores. We have historically owned a majority of our retail stores and we expect to monetize a portion of our real estate investment by selling approximately 60% of our owned retail and vacant stores based upon an agreement entered into on February 8, 2007.” We further note your disclosure that “Through January 31, 2007, we have invested approximately $51.5 million in four of the ethanol entities. We have contingent commitments to invest $34.9 million in ethanol entities during fiscal year 2007 and we plan to continue to evaluate other potential ethanol investments.” It appears that you are de-emphasizing your retail operations and shifting capital from your retail segment to your ethanol segment. Please augment your disclosure to further discuss your plans or strategy, if any, concerning your intent to shift your business and capital from retail to ethanol and your expected timeframe for doing so, if any. If you have no timeframe in mind and you plan to divest yourself of stores as they become unprofitable, please state this.

In response to the staff’s comments, we propose to revise future filings to enhance the discussion of our business. We have modified the disclosure (underscored) in the first paragraph of the Overview section of Management’s Discussion and Analysis of Financial Condition and Results of Operations from the Company’s response letter of February 21, 2008 of the review letter of the January 31, 2007 Form 10-K to illustrate the enhanced disclosure we are contemplating. We will continue to update changes to our strategy in future filings.

“Overview

We are a specialty retailer in the consumer electronics/appliance industry and an investor in various alternative energy companies. We are leveraging our experience from our investments in synthetic fuel partnerships into the ethanol (alternative energy) industry. We closed 25 retail stores during fiscal year 2006 and invested $51.5 million in ethanol entities as we continue seeking diversified revenue and earnings sources. During fiscal year 2007, we anticipate additional retail store closings as we seek to close unprofitable or marginally profitable retail stores, although we have not established a targeted number of stores. We do not anticipate opening additional retail stores. We have historically owned a majority of our retail stores and we expect to monetize a portion of our real estate investment by selling approximately 60% of our owned retail and vacant stores based upon an agreement entered into on February 8, 2007. We have no definitive plans, beyond our existing commitments, but will continue to consider additional investments in the alternative energy segment. We do not intend to invest or otherwise deploy significant amounts of capital into the retail segment for additional stores. While we have no established timeframe to divest our retail stores, our strategy will be to close unprofitable or marginally profitable stores upon the expiration of the retail store’s lease or upon taking opportunities to market company owned real estate for sale or lease. In addition, we intend to consider and evaluate strategic alternatives for our businesses, including opportunities to monetize our real estate portfolio.”

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Should you require further clarification of any of the issues raised in this letter, please contact Douglas L. Bruggeman at (937) 276-3931 (or by fax at (937) 276-8643). We respectfully request that the Staff let us know at its earliest convenience if we can be of any further assistance.

Sincerely,

/s/ Douglas L. Bruggeman

Douglas L. Bruggeman

Vice President-Finance, Chief Financial Officer and Treasurer